09042944

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

NOV 23 2009

Washington, DC 110

SEC FILE NUMBER
8- 39523

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/08 (MM/DD/YY) AND ENDING 09/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THE WEIL COMPANY
dba CHRISTOPHER WEIL & COMPANY, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12555 HIGH BLUFF DRIVE, SUITE 180
(No. and Street)

SAN DIEGO (City) CALIFORNIA (State) 92130 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LAURA GORDON 858-704-1444
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROSCHKE & WALL, BUSINESS ADVISORS AND CPAs, INC.
(Name – *if individual, state last, first, middle name*)

23622 CALABASAS ROAD #107 (Address) CALABASAS (City) CA (State) 91302 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

A/3 12/3

AB 12/16

OATH OR AFFIRMATION

I, JOHN V. WELLS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THE WEIL COMPANY dba CHRISTOPHER WEIL & COMPANY, INC., as of SEPTEMBER 30, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SANDRA L. KORWEK
Commission # 1724488
Notary Public - California
San Diego County
My Comm. Expires Feb 10, 2011

Notary Public

Signature

PRESIDENT/CHIEF EXECUTIVE OFFICER

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Roschke & Wall
Business Advisors and CPAs, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
The Weil Company
d.b.a. Christopher Weil & Company, Inc.
San Diego, California

We have audited the accompanying statement of financial condition of The Weil Company d.b.a. Christopher Weil & Company, Inc. (a Corporation), as of September 30, 2009, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Weil Company d.b.a. Christopher Weil & Company, Inc. as of September 30, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included on page 17 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Roschke & Wall

October 23, 2009
Calabasas, California

23622 Calabasas Road, Suite 107 • Calabasas, CA 91302 • 818.222.0707 • fax 818.222.0727 • www.CalabasasCPA.com

THE WEIL COMPANY
d.b.a. CHRISTOPHER WEIL & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION
September 30, 2009

ASSETS

Cash and equivalents (Note 1 and 4)	$	242,444
Commissions receivable		3,066
Securities owned:		
Marketable, at market value (Notes 1, 3 and 4)		6,315
Property and equipment, at cost, net of accumulated depreciation (Note 2)		31,643
Property and equipment acquired under capital lease, net of accumulated depreciation (Note 6)		17,582
Deposits		6,775
Receivable from clearing organization		28,597
Prepaid and other current assets		17,071
Income tax refunds receivable		1,347
	$	354,840

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	12,228
Obligations under capital lease (Note 6)		17,178
Deferred income taxes (Note 8)		7,800
Total Liabilities		37,206
Commitments and contingent liabilities (Note 5)		
Stockholder's Equity:		
Common stock, $1 par value; 1,000,000 shares authorized; 16,000 shares issued and outstanding		16,000
Retained earnings		301,634
Total Stockholder's Equity		317,634
	$	354,840

The accompanying notes are an integral part of these financial statements

THE WEIL COMPANY
d.b.a. CHRISTOPHER WEIL & COMPANY, INC.

STATEMENT OF OPERATIONS
For the year ended September 30, 2009

REVENUES		
Commissions, portfolio management and administrative fees	$	1,886,503
Interest income		33,895
Unrealized loss on securities owned		(2,856)
Loss on fixed asset dispositions		(4,320)
		1,913,222
OPERATING EXPENSES		1,899,802
INCOME BEFORE TAXES ON INCOME		13,420
Provision for taxes on income (Notes 1 and 8)		
Current		5,452
Deferred		100
		5,552
NET INCOME	$	7,868

The accompanying notes are an integral part of these financial statements

THE WEIL COMPANY
d.b.a. CHRISTOPHER WEIL & COMPANY, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the year ended September 30, 2009

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Balance, October 1, 2008	16,000	$ 16,000	$ 293,766	$ 309,766
Net income, year ended September 30, 2009			7,868	7,868
BALANCE, SEPTEMBER 30, 2009	16,000	$ 16,000	$ 301,634	$ 317,634

The accompanying notes are an integral part of these financial statements

THE WEIL COMPANY
d.b.a. CHRISTOPHER WEIL & COMPANY, INC.

STATEMENT OF CASH FLOWS
For the year ended September 30, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	7,868
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		17,911
Loss on disposal of assets		4,320
Deferred income taxes		100
(Increase) decrease in operating assets:		
Commissions receivable		6,667
Net receivable from clearing organization		212
Prepayments and other current assets		45,499
Income tax refunds receivable		(1,347)
Securities owned, net		2,856
Deposits		1,018
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses		(34,848)
Income taxes payable		(1,296)
Net cash from operating activities		48,960
CASH FLOWS FROM INVESTING ACTIVITIES:		
Property and equipment purchased		(10,995)
Property and equipment acquired under capital lease		(18,188)
Net cash to investing activities		(29,183)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital lease obligation incurred		18,188
Capital lease obligation paid		(1,010)
Net cash from financing activities		17,178
Net increase in cash and equivalents		36,955
Cash and equivalents, October 1, 2008		205,489
CASH AND EQUIVALENTS, SEPTEMBER 30, 2009	$	242,444

The accompanying notes are an integral part of these financial statements

NOTES TO FINANCIAL STATEMENTS
For the year ended September 30, 2009

The Weil Company d.b.a. Christopher Weil & Company, Inc. (a California Corporation) (the "Company") was formed on March 4, 1988 and was acquired by the current owners on January 17, 1990. The Company is a fully disclosed general securities broker-dealer, and provides investment advisory services.

The Company became a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 on May 5, 1988. The Company is a member of the Financial Industry Regulatory Authority (FINRA), and is a Registered Investment Advisor, registered with the Securities and Exchange Commission.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Depreciation:

Depreciation is computed on the straight-line method based on the estimated useful lives of the assets, generally as follows:

Office equipment	7 years
Computer equipment	5 years

Leasehold improvements are amortized over the life of the asset. Repairs, maintenance and minor replacements are charged to expense as incurred. When assets are sold or abandoned, the applicable costs and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

Cash Equivalents:

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Deferred Taxes on Income:

Deferred income taxes arise from timing differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. The principal sources of timing differences are the use of the straight-line method of depreciation for financial reporting purposes and the declining balance method for tax reporting purposes, and the reporting of securities owned at their fair market value for financial reporting purposes and at their historical cost basis for tax reporting purposes.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising Costs:

Advertising costs, except for costs associated with direct-response advertising, are charged to operations when the advertising first takes place. To date, the Company has not used direct-response advertising.

Advertising expense for the year ended September 30, 2009 was $10,005.

Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Concentration of Credit Risk:

The Company maintains a cash balance at the bank. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $250,000.

The Company also maintains accounts with two stock brokerage firms. The accounts contain cash and securities. Balances are insured up to $500,000 (with a limit of $100,000 for cash) by the Securities Investor Protection Corporation. In addition, these accounts have excess protection in the form of bonding coverage provided by the Customer Asset Protection Company.

The Company is a general securities broker-dealer that also provides investment advisory services for clients most of whom are located in the United States. As such, the Company is susceptible to credit risk from customers in that region. The Company does not obtain security from its clients in support of commissions receivable. At September 30, 2009, the aggregate carrying value of commissions receivable from customers in the United States was $3,066, which represents the maximum loss the Company could incur in the event that all such receivables were uncollected.

Concentration in Revenue:

For the year ended September 30, 2009, approximately 77% of the Company's revenue is derived from their fees on the clients' managed account portfolios.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value of Financial Instruments:

The Company's financial instruments, including cash and cash equivalents, commissions receivable and accounts payable, are carried at historical cost, which approximates their fair value because of the short-term maturity of these instruments and the relatively stable interest rate environment.

Revenue Recognition:

The Company's revenues are principally derived from an agreed upon percentage of each client's managed account portfolio. Revenues are recognized as they are earned.

Securities Owned:

Securities owned consist of restricted equity securities and are stated at market value. Market value is determined by J. P. Morgan's best estimate. Changes in value are included in profit or loss on the Statement of Operations. The value decreased from $9,171 to $6,315 for an unrealized loss on securities of $2,856 during the year ended September 30, 2009.

Derivative Instruments:

The Company accounts for freestanding and embedded derivative instruments as required by the Derivative and Hedging Topic of the FASB *Accounting Standards Codification*. This establishes accounting and reporting standards for derivative instruments and requires that all derivatives be recorded on the balance sheet at fair value. Additionally, the accounting for changes in fair value depends on whether the derivative instrument is designated and qualifies as part of a hedging relationship and, if so, the nature of the hedging activity. Changes in the fair value of derivatives that do not qualify for hedge treatment are recognized currently in earnings.

NOTE 2: PROPERTY AND EQUIPMENT

As of September 30, 2009 property and equipment consisted of the following:

Office equipment	$	15,312
Computer equipment		49,587
Leasehold improvements		13,259
		78,158
Less: accumulated depreciation		(46,515)
	$	31,643

NOTE 3: SECURITIES OWNED

Investments in securities are summarized as follows at September 30, 2009:

	Gross Unrealized Loss	Fair Value
Restricted equity securities	$ (1,785)	$ 6,315

A change in net unrealized loss on securities owned of $2,856 was recorded on the Statement of Operations for the year ended September 30, 2009.

NOTE 4: FAIR VALUE MEASUREMENTS

The Fair Value Measurement and Disclosures (Topic 820) of the FASB *Accounting Standards Codification*, defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB Statement No. 157, are used to measure fair value.

NOTE 4: FAIR VALUE MEASUREMENTS (Continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 - inputs are observable inputs (other than quoted prices included within level 1) for the asset or liability, either directly or indirectly.

Level 3 - inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data).

The Company assets carried at fair value primarily consists of cash equivalents and securities owned. Cash equivalents include a deposit account required by J.P. Morgan; the Company's clearing account for purchases and sales of securities. The securities owned consist of restricted equity securities and are stated at market value. Market value is determined by J. P. Morgan's best estimate.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of September 30, 2009:

	Level 1	Level 2	Level 3	Total
Assets				
Cash and equivalents segregated under financial services firm requirements	$ 100,000			$ 100,000
Securities owned	6,315			6,315
Total	$ 106,315	$ -	$ -	$ 106,315

NOTE 5: COMMITMENTS AND CONTINGENCIES

(a) The Company is required by the Securities and Exchange Commission and Financial Industry Regulatory Authority to maintain a minimum net capital balance of $50,000. At September 30, 2009, the Company's net capital balance was $215,009.

(b) Pursuant to the Securities and Exchange Commission Rule 15c3-1(a)(2) the Company shall not permit its aggregate indebtedness to all other persons to exceed 800% of its net capital. At September 30, 2009, the percentage was 17.30%.

(c) The Company's clearing account for purchases and sales of securities is held at J. P. Morgan. J. P. Morgan requires the "deposit account" to have cash, securities, or a combination of both to have a market value of $100,000 or more at all times. At September 30, 2009, the balance in this account was $100,000.

(d) The Company leases its office space under a non-cancelable operating lease expiring in June 2012. Future minimum lease payments under this operating lease are as follows:

2010	$	72,812
2011		74,996
2012		57,504
Total minimum lease payments	$	205,312

Total rent expense paid during the year ended September 30, 2009 amounted to $63,093.

(e) The Company's lease for office equipment expires in February, 2013. Future minimum lease payments under this operating lease are as follows:

Fiscal year ending 9/30/10	$	9,739
Fiscal year ending 9/30/11		9,739
Fiscal year ending 9/30/12		9,739
Fiscal year ending 9/30/13		4,058
Total minimum lease payments	$	33,275

NOTE 6: CAPITALIZED LEASE

The Company is the lessee of a new phone system under a capital lease that is set to expire in 2012. The asset under the capital lease is recorded at fair value and the obligation has been recorded using the interest rate implicit in the lease. The asset is depreciated on a straight line basis over its estimated useful life. Depreciation of the capitalized lease is included in depreciation expense for the year ended September 30, 2009.

As of September 30, 2009 property held under capital leases consisted of the following:

Office equipment	$	18,188
Less: accumulated depreciation		(606)
	$	17,582

Minimum future lease payments under capital lease as of September 30, 2009 for each of the next three years, together with the present value of the net minimum lease payments as of September 30, 2009 are as follows:

Fiscal year ending 9/30/10	$	6,063
Fiscal year ending 9/30/11		6,063
Fiscal year ending 9/30/12		5,052
Total minimum lease payments		17,178
Less amount representing interest		0
Present value of net minimum lease payments	$	17,178

NOTE 7: RELATED PARTIES

Several family members of The Weil Family Trust have provided service to the Company and have been paid accordingly. The Company has, on occasion and at its discretion, provided administrative services to two other companies under common control.

For the year ended September 30, 2009, transactions with related parties were as follows:

Administrative fees received from related party	$	5,482
Commissions and portfolio management fees received from related parties	$	152,247

NOTE 8: DEFERRED INCOME TAXES

The net deferred tax liability is comprised of the following at September 30, 2009:

Deferred tax asset:		
State tax timing difference	$	270
Deferred tax liability:		
Unrealized loss on securities owned	$	430
Depreciation differences		(8,500)
		(8,070)
Net deferred tax liability	$	(7,800)

NOTE 9: LINE OF CREDIT

The Company had a revolving line of credit for $100,000 available to be drawn upon as needed, with interest at the Prime Rate as published in the Western Edition of the Wall Street Journal plus one half of one percent. The line of credit matured on April 16, 2009 and was not renewed.

NOTE 10: SUPPLEMENTAL DISCLOSURES TO STATEMENT OF CASH FLOWS

As supplemental information to the statement of cash flows, the Company made the following cash payments:

Income taxes	$	8,096
Interest	$	344

NOTE 11: PROFIT SHARING PLAN

The Company sponsors a 401(k) profit sharing plan for eligible participating employees. Eligibility begins after the employee has attained age twenty one, and has completed one full year of service. Under the plan the amount of the Employer's Contribution is discretionary, is not limited by the profitability of the Company and is determined by the Company each Plan Year. For the year ended September 30, 2009 the profit sharing contribution to the plan was $9,784.

NOTE 12: SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions occurring after September 30, 2009 through November 19, 2009, the date these financial statements were available to be issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

THE WEIL COMPANY
d.b.a. CHRISTOPHER WEIL & COMPANY, INC.

SCHEDULE OF OPERATING EXPENSES
For the year ended September 30, 2009

Accounting and legal	$	38,947
Advertising		10,005
Auto expense		10,738
Charitable contributions		7,050
Clearing fees		153,727
Commission expense		10,792
Compliance expense		7,612
Computer research time and expenses		64,528
Consulting		1,000
Depreciation		17,911
Dues and subscriptions		15,192
Education and training		12,650
Entertainment and promotion		12,775
Employee relations		1,574
Equipment leasing		14,757
Exchange fees		45,664
Fees, dues and assessments		12,750
Insurance expense		48,449
Interest expense		344
Office expense		24,670
Officer's salary		160,048
Office salaries and commissions		997,201
Payroll taxes		77,518
Postage and delivery		20,843
Profit sharing		9,784
Profit sharing administration		4,118
Proxy services		4,583
Rent		63,093
Sundry		994
Telephone		38,755
Trading errors		2,727
Travel		1,956
Utilities		7,047
TOTAL OPERATING EXPENSES	$	1,899,802

See report of independent registered public accounting firm

Roschke & Wall
Business Advisors and CPAs, Inc.

REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

The Board of Directors
The Weil Company
d.b.a. Christopher Weil & Company, Inc.
San Diego, California

We have audited the accompanying financial statements of The Weil Company d.b.a. Christopher Weil & Company, Inc. (a Corporation) as of and for the year ended September 30, 2009, and have issued our report thereon dated October 23, 2009. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 19 through 23 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Roschke & Wall

October 23, 2009
Calabasas, California

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
September 30, 2009

As of September 30, 2009, the Company does not have any borrowings under subordination agreements.

THE WEIL COMPANY
d.b.a. CHRISTOPHER WEIL & COMPANY, INC.

SCHEDULE OF COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
September 30, 2009

Total stockholder's equity qualified for net capital	$	317,634
Less Non-Allowable Assets:		
Cash - brokerage account (non PAIB)		10,500
Cash - CRD account		4,326
Commissions receivable		3,066
Prepaid expenses		17,071
Income tax refunds receivable		1,347
Property and equipment, net		31,643
Leased property and equipment, net		17,582
Deposits		6,775
Securities owned		6,315
Total Non-Allowable Assets		98,625
Net Capital - Before other deductions		219,009
Other Deductions - Excess deductible on fidelity bond		(4,000)
NET CAPITAL - AFTER OTHER DEDUCTIONS	$	215,009

See registered public accounting firm's report on accompanying financial information

THE WEIL COMPANY
d.b.a. CHRISTOPHER WEIL & COMPANY, INC.

SCHEDULE OF COMPUTATION OF NET CAPITAL PURSUANT TO
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION (Continued)
September 30, 2009

AGGREGATE INDEBTEDNESS		
Total liabilities	$	37,206
AGGREGATE INDEBTEDNESS	$	37,206
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (6 2/3% of aggregate indebtedness or $50,000 minimum requirement, whichever is greater)	$	50,000
COMPUTATION OF EXCESS NET CAPITAL		
Net capital (see page 17)	$	215,009
Less: total net capital requirement		(50,000)
EXCESS NET CAPITAL	$	165,009
PERCENT OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		17.30%

See registered public accounting firm's report on accompanying financial information

THE WEIL COMPANY
d.b.a. CHRISTOPHER WEIL & COMPANY, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AND REPORT DESCRIBING ANY MATERIAL INADEQUACIES

September 30, 2009

MINIMUM NET CAPITAL REQUIRED - $50,000

The Weil Company d.b.a. Christopher Weil & Company, Inc., as a fully disclosed broker-dealer, does not hold any customers' securities or customers' cash. All customer transactions are cleared through another broker-dealer on a fully disclosed basis. The Company is therefore exempt from the possession or control requirements pursuant to Rule 15c3-3 k(2)(ii), of the Securities Exchange Act of 1934.

REPORT DESCRIBING ANY MATERIAL INADEQUACIES

There were no material inadequacies found to exist or found to have existed since the date of the previous audit.

See registered public accounting firm's report on accompanying financial information

THE WEIL COMPANY
d.b.a. CHRISTOPHER WEIL & COMPANY, INC.

RECONCILIATION OF THE AUDITED COMPUTATION OF NET CAPITAL AND THE BROKER-DEALER'S CORRESPONDING UNAUDITED PART II A
September 30, 2009

	AUDITED REPORT	UNAUDITED REPORT	DIFFERENCE
Total ownership equity	$ 317,634	$ 323,390	$ (5,756)
Less: Non-allowable assets:			
Cash - brokerage account	(10,500)	(10,500)	-
Cash - CRD account	(4,326)	(4,326)	-
Commissions receivable	(3,066)	(3,066)	-
Prepaid expenses	(17,071)	(34,237)	17,166
Property and equipment, net	(31,643)	(49,225)	17,582
Leased property and equipment, net	(17,582)	-	(17,582)
Prepaid tax	(1,347)	(12,000)	10,653
Deposits	(6,775)	(6,178)	(597)
Securities owned	(6,315)	(6,315)	-
	219,009	197,543	21,466
Less: Excess deductible on fidelity bond	(4,000)	(4,000)	-
NET CAPITAL	$ 215,009	$ 193,543	$ 21,466

Any differences noted above are the result of audit adjustments.

See registered public accounting firm's report on accompanying financial information

Roschke & Wall
Business Advisors and CPAs, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

The Board of Directors
The Weil Company
d.b.a. Christopher Weil & Company, Inc.
San Diego, California

In planning and performing our audit of the financial statements and supplemental schedules of The Weil Company d.b.a. Christopher Weil & Company, Inc. (the Company), as of and for the year ended September 30, 2009, in accordance with Public Company Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3 (Continued)

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Raschke & Wall

October 23, 2009
Calabasas, California

REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Roschke &Wall
Business Advisors and CPAs, Inc.

The Board of Directors
The Weil Company
d.b.a. Christopher Weil & Company, Inc.
San Diego, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to September 30, 2009, which were agreed to by The Weil Company d.b.a. Christopher Weil & Company, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating The Weil Company d.b.a. Christopher Weil & Company, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Weil Company d.b.a. Christopher Weil & Company, Inc.'s management is responsible for The Weil Company d.b.a. Christopher Weil & Company, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the list assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended September 30, 2009, less revenues reported on the FOCUS report for the period from October 1, 2008 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to September 30, 2009 noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Roschke & Wall

October 23, 2009
Calabasas, California

THE WEIL COMPANY
d.b.a. CHRISTOPHER WEIL & COMPANY, INC.

SCHEDULE OF ASSESSEMENT AND PAYMENTS
[TRANSITIONAL ASSESSMENT RECONCILIATION (FORM SIPC-7T)] TO
THE SECURITIES INVESTOR PROTECTION CORPORATION
For the year ended September 30, 2009

SIPC NET OPERATING REVENUES (04/01/09 TO 09/30/2009)	$	770,848
General Assessment (@.0025) for 04/01/09 to 09/30/2009	$	1,927
Less: Payment made with SIPC made January 2, 2009 (For all fiscal year ends except January, February or March)		(150)
ASSESSMENT BALANCE DUE BY NOVEMBER 30, 2009	$	1,777

Subject to comments in letter attached

THE WEIL COMPANY
d.b.a. CHRISTOPHER WEIL & COMPANY, INC.

FINANCIAL REPORT

For the year ended
September 30, 2009

THE WEIL COMPANY
d.b.a. CHRISTOPHER WEIL & COMPANY, INC.

FINANCIAL REPORT
For the year ended September 30, 2009

TABLE OF CONTENTS

THE WEIL COMPANY
d.b.a. CHRISTOPHER WEIL & COMPANY, INC.

FINANCIAL REPORT
For the year ended September 30, 2009

TABLE OF CONTENTS

ACCOMPANYING FINANCIAL INFORMATION (Continued):